REG TECHNOLOGIES INC.

www.regtech.com

REGI U.S., INC.

www.regiinc.com

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

NEWS RELEASE

REGI U.S., Inc. (“REGI” or “RGUS”)

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. & REGI U.S., INC.

CONFIRM HIGH TECHNOLOGY, LOW COST

FABRICATION OF RADMAX™ CAM SURFACE

For  Immediate  Release:  August  15,  2011.   Vancouver,  BC  –  REGI  U.S.,  Inc.  (OTC  BB:

RGUS,   Frankfurt   Stock   Exchange:   RGJ)   and   Reg   Technologies   Inc.   (TSX   Venture

Exchange: RRE.V, OTC BB: REGRF) are pleased to confirm the successful transfer directly from 3D cad model to CNC machine code for the prototype RadMax™ Diesel Engine.

This  is  a  significant  event,  as  REGI  U.S.,  Inc.  and  Reg  Technologies  Inc.  have  proved  their capability  to  go  from  3D  computer  models  of  the  cam  surface  to  deriving  the  cutter  path  for the CNC milling center and fabricating the complex cam surface.

"The  hardest  parts  are  well  underway  and  95%  of  the  fabrication  of  the  parts  is  estimated  to be completed by early September 2011," states Gil Martello from Path Technologies.

In  prior  technological  stages,  machine  readable  flat  files  comprised  of  many  thousands  of points  with  x,  y,  and  z  coordinates  were  required  to  be  loaded  into  CNC  machines  with  the process  verified  with  human-entered  corrections  and  multiple  test  pieces  fabricated  before  a final prototype product was achieved.

This  successful  transfer  applies  directly  to  the  RadMax  cam  and  stator  surfaces;  both  of which are implementations of complex transcendental formulas.

A  detailed  thermodynamic  analysis  of  the  patented  RadMax engine  was  performed  last  year in  conjunction  with  Belcan  Engineering  Services  of  Phoenix,  AZ.  As  a  result,  the  cam  is fabricated from lightweight aircraft Aluminum and weighs approximately 12 pounds. This is in sharp  contrast  to  earlier  implementations  in  steel  that  weighed  more  than  50  pounds  each.

This  capability  is  one  of  the  major  contributing  factors  to  RadMax  engine  weight  reduction,

which naturally leads to enhanced fuel economy in every application.

This  cam  fabrication  was  one  of  the  fabrication  steps  that  were  described  in  the  RadMax™

test and certification process presented in our March 8, 2011 news release.

A picture of the cam fabrication progress is available on  the  Companies’ respective websites

at  www.regtech.com  (Reg  Technologies  Inc.)  and  www.regiinc.com  (REGI  U.S.,  Inc.).   The

following are direct links:

Reg

http://www.regtech.com/images/news2011aug1.jpg

http://www.regtech.com/images/news2011aug2.jpg

REGI

http://www.regiinc.com/images/news2011aug1.jpg

http://www.regiinc.com/images/news2011aug2.jpg

Robert Grisar, Vice President of Engineering for REGI U.S., Inc. said, "It’s exciting to see the cam  surface  come  alive.  All  CNC  machine  code  was  developed  directly  from  our  Solidworks

3D models, eliminating human data entry, interpretation, and manual adjustments.”

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg   Technologies   Inc.   and   REGI   U.S.,   Inc.   are   developing   for   commercialization   an

improved   axial   vane   type   rotary   engine   known   as   the   Rand   Cam™/RadMax™   rotary

technology  used  in  the  revolutionary  design  of  lightweight  and  high  efficiency  engines,

compressors  and  pumps.  The  RadMax™  engine  has  only  two  unique  moving  parts,  the vanes  (up  to  12)  and  the  rotor,  compared  to  the  40  moving  parts  in  a  simple  four-cylinder

piston  engine.     This  innovative  design  makes  it  possible  to  produce  up  to  24  continuous

power  impulses  per  one  rotation  that  is  vibration-free  and  extremely  quiet.    The  RadMax™

engine  also  has  multi-fuel  capabilities  allowing  it  to  operate  on  fuels  including  gasoline,

natural    gas,    hydrogen,    propane    and    diesel.     For    more    information,    please    visit

www.regtech.com  or www.regiinc.com.

ON BEHALF OF THE BOARD OF DIRECTORS

REGI U.S., Inc.

Reg Technologies Inc.

"John Robertson"

"John Robertson"

John Robertson

John Robertson

President

President

Contacts:    REGI U.S., Inc. and

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the

“Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's  assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of which  are  beyond  the  Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties  and  licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the

Companies  or  develop  or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,

rules  and  regulations  applicable  to  the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays

resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,

stock  market  volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Companies’

actual  results,  performance  or  achievements  could  differ  materially  from those  expressed  in,  or  implied  by,  these  forward-

looking  statements,  including  those  described  in  Reg  Technologies’  financial  statements,  management  discussion  and analysis  and  material  change  reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,

and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s  Form

10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.   Accordingly, no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are made  as  at  the  date  of  this  news  release  and  the  Companies  do  not  undertake  any  obligation  to  update  publicly  or  to revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,

except as may be required by applicable securities laws.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the

TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.